UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934

Release No. 50711 / November 22, 2004

ADMINISTRATIVE PROCEEDING

File No. 3-11703

In the Matter of	:
	:
	: ORDER MAKING FINDINGS AND REVOKING
SOULFOOD CONCEPTS, INC.	: REGISTRATION OF SECURITIES PURSUANT TO
	: SECTION 12(j) OF THE SECURITIES EXCHANGE
	: ACT OF 1934
Respondent.	:
	:

I.

The Securities and Exchange Commission ("Commission") instituted this proceeding against Soulfood Concepts, Inc. ("Soulfood" or "Respondent") on October 12, 2004, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act") to determine whether it is necessary and appropriate for the protection of investors that the registration of Soulfood's securities be suspended or revoked.

II.

Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings, and any other proceedings brought by or on behalf of the Commission or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

A. *Soulfood* is a Delaware Corporation doing business in New York, New York. Soulfood acquired a public shell company in a reverse merger in 1997 and currently is quoted on the "Pink Sheets" under the ticker symbol "SLFD." The common stock of Soulfood has been registered under Section 12(g) of the Exchange Act.

B. Soulfood failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder by not filing any quarterly reports since it filed its Form 10-QSB for the quarter ended March 31, 2003 on May 20, 2003, and by not filing any annual report since it filed its Form 10-KSB/A for the year ended December 31, 2002 on May 7,

2003. Soulfood did not file quarterly reports for the quarters ended June 30 and September 30, 2003 and March 31 and June 30, 2004, and did not file an annual report for the year ended December 31, 2003.

C. Soulfood made its last filing with the Commission on August 1, 2003 on Form 8-K/A. This Form 8-K/A, and a Form 8-K filed on July 17, 2003, disclosed that Soulfood had filed an annual report that contained unaudited financial statements and an unauthorized audit report.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Jonathan G. Katz
Secretary